EXHIBIT 1

FOR IMMEDIATE RELEASE

Press Contact in Asia	Investor Contact in Asia
Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Press Contact in U.S.	Investor Contact in U.S.
Brendon Ouimette	Cathy Mattison
Tel: (1-480) 664-8309	LHA
e-mail: bouimette@globalsources.com	Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources reaffirms commitment to Hong Kong’s exhibition industry

Contract renewal with AsiaWorld-Expo to continue hosting China Sourcing Fairs in Hong Kong through 2016

HONG KONG, Nov. 8, 2012 – Global Sources (NASDAQ: GSOL) announced today that it has renewed its contracts with AsiaWorld-Expo Management to host China Sourcing Fairs at Hong Kong's AsiaWorld-Expo (AWE) for 2015 and 2016.

With a total contract value of US$21.4 million, the renewal reaffirms Global Sources’ continuing commitment to the Hong Kong trade show industry – a commitment which saw the China Sourcing Fairs in Hong Kong attracting over 122,000 buyers and featuring nearly 14,000 booths in 2012.

“The China Sourcing Fairs series are held every April and October and, since 2006, AsiaWorld-Expo in Hong Kong has been the home for the shows. The renewal of our contracts with AsiaWorld-Expo Management will see us celebrating ten years of using Hong Kong's AsiaWorld-Expo venue in 2015 and that is something we are very excited about,” said Spenser Au, CEO of Global Sources.

“The quality of buyers attending our Fairs is testament to the world-class manufacturers and suppliers the shows attract,” added Au. The just completed fall shows featured more than 7,100 booths and hosted over 61,200 visitors from world class companies such as Best Buy, Bosch, El Corte Inglés, Forever 21, Li & Fung, Logitech, LOUIS VUITTON, Marks & Spencer, Panasonic, Quiksilver, RadioShack, Samsung, Staples, ThreeSixty Sourcing, Toys“R”Us, Tesco and Woolworths.

“The China Sourcing Fairs are just one aspect of the services we provide,” said Au. “Global Sources maintains the industry’s broadest and most integrated multi-channel sourcing platform, allowing buyers to find and meet suppliers using our online marketplace, along with print and digital magazines, face-to-face and online shows and private sourcing events.”

For more information about China Sourcing Fairs, please visit www.chinasourcingfair.com.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (http://www.globalsources.com), print and digital magazines, sourcing research reports, private sourcing events, trade shows, and online sourcing fairs.

Over 1.18 million international buyers, including 90 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Global Sources’ other businesses provides Chinese-language media to companies selling to and within Greater China. These services include online web sites, print and digital magazines, seminars and trade shows. In mainland China, Global Sources has a network of more than 30 office locations and a community of over 4 million registered online users and magazine readers of its Chinese-language media.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.